

January 8, 2014

<u>Via Email</u>
Cameron MacDougall
Vice President
Fortress Transportation and Infrastructure Investors Ltd.
1345 Avenue of the Americas, 46th Floor
New York, NY 10105

> **Re: Fortress Transportation and Infrastructure Investors Ltd.**
> **Amended Draft Registration Statement on Form S-1**
> **Submitted December 20, 2013**
> **File No. 377-00350**
>
> **Registration Statement on Form S-1**
> **Filed January 3, 2013**
> **File No. 333-193182**

Dear Mr. MacDougall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please be advised that we have referred your response to comment 9 in our letter dated November 25, 2013 to the Division of Investment Management. Comments, if any, will be released under separate cover.

Cameron MacDougall
Fortress Transportation and Infrastructure Investors Ltd.
January 8, 2014
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Liquidity and Capital Resources, page 54

1.   We have read your response to comment 51 in our letter dated November 25, 2013 in which you indicate that your net cash flow from operations is positive, and therefore, additional cash requirements would not be necessary to fund operations, and your historical investments have been funded by additional financing (equity) activities by the Partners. However, it is unclear from your disclosure what you expect your future cash requirements to be. Please expand your disclosure to describe your expected cash requirements for the twelve months following September 30, 2013 and whether you intend to fund those requirements with existing cash, debt, proceeds from the offering, equity issuances, or other means. Refer to the guidance in FRC Section 501.03.

Financial Statement of Fortress Worldwide Transportation and Infrastructure General Partnership, page F-3

Note 5- Investments in Unconsolidated Entities, page F-19

2.   We have read your response to comments 75 and 77 in our letter dated November 25, 2013. Please expand your disclosure under this heading to clarify for investors that your 16.67% non-controlling interest is in PJW 3000, LLC and your 51% non-controlling interest is in Intermodal Finance I Ltd.

Note 6- Investments in Unconsolidated Entities, page F-19

3.   We have read your response to comment 76 in our letter dated November 25, 2013. We could not locate a copy of the investors' agreement in Intermodal Finance I Ltd. with your response materials. Please provide us with an electronic copy of the joint venture agreement with your next response.

Note 13- Subsequent Events, page F-39

4.   Please expand your disclosure to include the date on which you evaluated whether any material events have occurred subsequent to the most recent annual balance sheet date through the date the financial statements were available to be issued.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Towner at (202) 551-3744 or Alfred Pavot at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or me at (202) 551-3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Branch Chief

cc. Richard Aftanas *via* email